Exhibit 12

CREDIT SUISSE (USA), INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

		For the Year Ended December 31,
	For the Six Months Ended June 30, 2006	2005	2004	2003	2002	2001
Earnings:
Income (loss) before provision (benefit) for income taxes(1)	$2,761	$1,141	$1,826	$569	$(481)	$(464)
Add: Fixed Charges
Interest expense (gross)	8,208	10,996	5,731	4,447	5,436	9,923
Interest factor in rents	86	168	161	159	167	187

Total fixed charges from continuing operations	8,294	11,164	5,892	4,606	5,603	10,110

Subtract: Minority interests (2)	1,576	959	642	―	―	―

Earnings before fixed charges and provision for income taxes	$9,479	$11,346	$7,076	$5,175	$5,122	$9,646

Ratio of earnings to fixed charges	1.14	1.02	1.20	1.12	0.91(3)	0.95(4)

(1)	Income (loss) from continuing operations before provision (benefit) for income taxes, minority interests, discontinued operations and cumulative effect of change in accounting principle.

(2)	Related to the Company’s consolidation of certain private equity funds.

(3)	The dollar amount of the deficiency in the ratio of earnings to fixed charges was $481 million for the year ended December 31, 2002.

(4)	The dollar amount of the deficiency in the ratio of earnings to fixed charges was $464 million for the year ended December 31, 2001.